Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the three months ended March 31, 2024

(Expressed in United States Dollars)

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (Unaudited)	As at March 31, 2024	As at December 31, 2023

ASSETS
Cash and cash equivalents	$29,361	$17,379
Amounts receivable and prepaid expenses (Note 5)	20,105	13,725
Prepaid gold interests (Note 7a)	13,536	7,699
Investments (Note 7b)	7,151	6,248
Loans receivable (Note 6)	6,051	8,990
Income tax receivable	2,177	1,605
Inventory	141	1,392
Current assets	78,522	57,038

Mineral interests (Note 8)	1,757,779	1,773,053
Loans receivable (Note 6)	22,310	18,986
Prepaid gold interests (Note 7a)	31,643	32,549
Deferred income tax	10,066	9,343
Other assets	3,236	3,495
Non-current assets	1,825,034	1,837,426

TOTAL ASSETS	$1,903,556	$1,894,464

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$14,574	$15,666
Lease obligation	389	390
Income tax payable	2,871	1,259
Current liabilities	17,834	17,315

Debt (Note 9)	60,000	57,000
Lease obligation	1,631	1,756
Deferred income tax	4,156	3,638
Other non-current liabilities	4,930	4,014
Non-current liabilities	70,717	66,408

Shareholders’ equity
Share capital (Note 12)	1,746,606	1,749,180
Retained earnings	52,983	46,831
Other	15,416	14,730
	1,815,005	1,810,741

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,903,556	$1,894,464

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Income

For the three months ended March 31 ($US thousands, except per share information) (Unaudited)	2024	2023

Revenue (Note 14)	$57,528	$50,269

Cost of sales
Cost of sales excluding depletion	(6,549)	(11,467)
Depletion	(17,720)	(15,928)
Gross profit	33,259	22,874

General administration costs (Note 10)	(5,478)	(5,672)
Business development costs (Note 10)	(834)	(1,574)
Impairment reversals	589	—
Expected credit losses (Note 6)	(6,851)	—
Operating income	20,685	15,628

Increase in fair value of prepaid gold interest (Note 7a)	2,104	2,345
Increase (decrease) in fair value of investments (Note 7b)	(427)	1,308
Finance costs, net	(1,294)	(1,308)
Other expenses	(773)	—
Sustainability initiatives	(193)	(118)
Foreign currency translation gain	40	45
Other (expenses) / income	(543)	2,272

Earnings before income taxes	20,142	17,900
Income tax expense	(2,718)	(1,366)
Net earnings	$17,424	$16,534

Earnings per share
Basic	$0.09	$0.09
Diluted	$0.09	$0.09

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31 ($US thousands, except per share information) (Unaudited)	2024	2023

Operating activities
Net earnings	$17,424	$16,534
Adjustments for the following items:
Depletion	17,720	15,928
Non-cash cost of sales related to prepaid gold interests	2,173	5,560
Amortization (Note 10)	90	93
Expected credit losses (Note 6)	6,851	—
Increase in fair value of prepaid gold interests (Note 7a)	(2,104)	(2,345)
Decrease (increase) in fair value of investments (Note 7b)	427	(1,308)
Stock-based compensation expense	686	847
Income tax expense	2,718	1,366
Finance and other costs, net	1,257	1,916
Operating cash flow before working capital and taxes	47,242	38,591
Income taxes paid	(1,885)	(1,226)
Change in working capital (Note 16)	(6,482)	1,505
Operating cash flow	38,875	38,870

Investing activities
Acquisition of mineral interests (Note 8)	(1,436)	(146,004)
Acquisition of loans receivable (Note 6)	(6,885)	(8,500)
Acquisition of investments and prepaid gold interests (Note 7)	(6,330)	(741)
Net cash used in investing activities	(14,651)	(155,245)

Financing activities
Proceeds from issuance of debt (Note 9)	10,000	110,000
Repayments of debt (Note 9)	(7,000)	(30,000)
Proceeds from exercise of stock options (Note 12)	370	805
Normal course issuer bid purchase of common shares (Note 12)	(3,582)	(2,571)
Dividends paid (Note 12)	(10,556)	(10,042)
Repayments and interest on lease obligation	(81)	(84)
Payments of interest and other financing costs	(1,413)	(1,121)
Net cash from/(used in) financing activities	(12,262)	66,987
Effect of exchange rate changes on cash and cash equivalents	20	2
(Decrease)/increase in cash and cash equivalents during the quarter	11,982	(49,386)
Cash and cash equivalents at beginning of the quarter	17,379	71,098
Cash and cash equivalents at end of the quarter	$29,361	$21,712

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (Unaudited)	Common Shares	Share Capital	Retained Earnings	Other	Total

At January 1, 2023	155,685,593	$1,250,194	$63,670	$4,615	$1,318,479

Shares issued to Maverix shareholders	45,097,390	491,111	—	—	491,111
Issuance of shares from exercise of stock options	210,367	805	—	—	805
Normal course issuer bid purchase of common shares	(191,206)	(1,536)	(1,035)	—	(2,571)
Stock-based compensation granted to Maverix employees	—	—	—	6,709	6,709
Stock-based compensation expense	—	—	—	847	847
Net earnings	—	—	16,534	—	16,534
Dividends	—	—	(10,042)	—	(10,042)
Warrants issued to Maverix shareholders	—	—	—	7,938	7,938
Automatic Share Purchase Plan	—	—	—	(3,859)	(3,859)
Balance at March 31, 2023	200,802,144	$1,740,574	$69,127	$16,250	$1,825,951

At January 1, 2024	201,353,962	$1,749,180	$46,831	$14,730	$1,810,741

Issuance of shares from exercise of stock options	49,731	292	—	—	292
Normal course issuer bid purchase of common shares and ASPP (Note 12)	(283,100)	(2,866)	(716)	—	(3,582)
Stock-based compensation expense	—	—	—	686	686
Net earnings	—	—	17,424	—	17,424
Dividends	—	—	(10,556)	—	(10,556)
Balance at March 31, 2024	201,120,593	$1,746,606	$52,983	$15,416	$1,815,005

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three months ended March 31, 2024 and 2023 comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious-metals-focused streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Chile, Colombia, Cote d’Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2023, and 2022 (“2023 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 3 to the 2023 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. Certain comparative figures have been reclassified to conform to current year presentation. There were no new accounting standards effective January 1, 2024 that had a material impact to the Company’s financial statements as at March 31, 2024. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on May 7, 2024.

3. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2023 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2023 Annual Financial Statements.

Impairment

As at March 31, 2024, the Company identified an indicator of impairment for its stream interest in the Moss mine. As a result, the Company performed an impairment assessment considering relevant production scenarios. The Company concluded that the recoverable amount exceeded the carrying amount and as such, no impairment charge was recognized in the condensed interim consolidated statement of income for the three months ended March 31, 2024.

4. Key developments

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

As part of the settlement agreement, Triple Flag shall receive $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million to be received in the first quarter of 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income for the three months ended March 31, 2024.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

●	Effective January 1, 2024, the royalty will pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026;
●	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027; and
●	The amended net smelter return (“NSR”) royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

5. Amounts receivable and prepaid expenses

As at	March 31, 2024	December 31, 2023
Royalty receivables	$17,632	$11,655
Other receivables	1,364	652
Prepaid expenses	717	1,190
Sales tax recoverable	392	228
Total amounts receivable and prepaid expenses	$20,105	$13,725

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

Royalty receivables and other receivables include $6.75 million pursuant to the Kensington litigation settlement (refer to Note 4). Subsequent to quarter end, Triple Flag received the first tranche of Coeur shares valued at $3.0 million as partial settlement of these receivables, in accordance with the terms of the settlement agreement.

6. Loans receivable

As at	March 31, 2024	December 31, 2023
Loan receivable – Elevation	$17,731	$17,731
Promissory and demand notes receivable – Elevation	13,090	6,490
Loan receivable – Nevada Copper	12,443	11,840
Convertible debenture – Excelsior Mining	1,671	1,638
Total loans receivable	$44,935	$37,699
Provision for expected credit losses	(16,574)	(9,723)
Net loans receivable	$28,361	$27,976
Current portion	6,051	8,990
Loans receivable – long-term	$22,310	$18,986

In conjunction with the acquisition of Maverix Metals Inc. (“Maverix”), Triple Flag acquired a $10.2 million loan receivable from Elevation Gold Mining Corp (“Elevation”) and subsequently provided an additional $2.0 million loan during the first quarter of 2023. On May 15, 2023, Triple Flag entered into an amended and restated loan agreement with Elevation and subsequently provided an additional $5.5 million loan during the second quarter of 2023. Under the terms of the amended and restated agreement, interest accrues at an interest rate of 10% per annum, payable quarterly. On March 15, 2024, the loan was further amended, removing the mandatory quarterly interest payments. The balance of the principal and interest is due on, or before, April 1, 2025.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Triple Flag funded Elevation $6.5 million during the fourth quarter of 2023 and funded a further $6.6 million during the first quarter of 2024 through promissory and demand notes. The promissory note is due on May 31, 2024.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended on October 28, 2022 to provide for a new tranche of up to $25 million. The Company funded $2.5 million on each of February 22, 2023 and March 13, 2023, respectively. Pursuant to the binding financing package agreement dated May 9, 2023, entered with Triple Flag, Pala Investments Limited and Mercuria Energy Holdings (Singapore) Pte. Ltd, Triple Flag funded an additional $3.3 million to Nevada Copper during the second quarter of 2023. In September 2023, Triple Flag funded an additional $3.3 million, the last of its commitments under the financing package. The loan carries interest at SOFR plus an adjustment spread and a fixed margin. The loan matures on July 31, 2029 and can be repaid prior to maturity with no penalty.

On February 9, 2023, Triple Flag invested $1.5 million in Excelsior Mining Corp (“Excelsior”) in the form of a Convertible Debenture (“Debenture”). The Debenture matures on February 9, 2026 and carries interest at 10%. Interest is payable in cash or in Excelsior shares, at the election of Triple Flag. The Debenture also has a conversion feature whereby Triple Flag has the option to convert it into Excelsior shares prior to maturity.

The expected credit loss for the loans receivable is measured based on the general approach. Refer to Note 13 for more details. Triple Flag recorded a provision for expected credit loss against its loans receivable of $6.9 million related to Elevation in the condensed interim consolidated statement of income for the three months ended March 31, 2024 (2023: nil), resulting in a total provision for expected credit loss as at March 31, 2024 of $16.6 million (December 31, 2023: $9.7 million).

7. Investments and prepaid gold interests

7a. Prepaid gold interests

As at	March 31, 2024	December 31, 2023
Auramet	$39,311	$40,248
Steppe Gold	5,868	—
Total prepaid gold interests	$45,179	$40,248
Current portion	13,536	7,699
Non-current portion	$31,643	$32,549

For the three months ended March 31, 2024, the Company recognized a gain of $2.1 million (2023: $2.3 million) as a result of changes in fair value of prepaid gold interest.

Auramet

On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Auramet. The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031 and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the prepaid interest agreement for a cash payment of $5 million less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss. The remaining contractual ounces to be delivered as of March 31, 2024 are 36,250 ounces of gold. The prepaid interest is classified as level 2 of the fair value hierarchy.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold agreed to amend and restate the Steppe Gold Prepaid Gold Interest agreement such that the Company would make a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold over 5 months, with the first delivery under the amended and restated agreement to be made in August 2024. The Steppe Gold Prepaid Gold Interest was accounted for as a financial asset at fair value through profit or loss. The prepaid interest is classified as level 2 of the fair value hierarchy.

7b. Investments

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, as the main valuation inputs used are quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.  The fair value of the level 1 investments is $5.6 million (2023: $4.7 million) and the fair value of the level 3 investments is $1.6 million (2023: $1.6 million).

For the three months ended March 31, 2024, the Company recognized a loss of $0.4 million (2023: $1.3 million gain) as a result of changes in fair value of investments.

8. Mineral interests

March 31, 2024	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2024	$1,357,954	$835,460	$2,193,414
Additions[2]	—	1,538	1,538
As at March 31, 2024	$1,357,954	$836,998	$2,194,952

Accumulated depletion and impairments
As at January 1, 2024	$(337,290)	$(83,071)	$(420,361)
Depletion	(9,775)	(7,037)	(16,812)
As at March 31, 2024	$(347,065)	$(90,108)	$(437,173)
Carrying value	$1,010,889	$746,890	$1,757,779

December 31, 2023	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2023	$1,281,254	$285,857	$1,567,111
Additions[3]	76,700	552,603	629,303
Disposals[4]	—	(3,000)	(3,000)
As at December 31, 2023	$1,357,954	$835,460	$2,193,414

Accumulated depletion and impairments
As at January 1, 2023	$(284,095)	$(54,845)	$(338,940)
Depletion	(44,747)	(21,390)	(66,137)
Impairment charges[5]	(8,448)	(6,836)	(15,284)
As at December 31, 2023	$(337,290)	$(83,071)	$(420,361)
Carrying value	$1,020,664	$752,389	$1,773,053
1.	Includes $1,153 million (2023: $1,168 million) of depletable mineral interest and $605 million (2023: $605 million) of non-depletable mineral interest.
2.	Includes $1.4 million funding for the Prieska royalty.
3.	Reflects acquisition of Maverix, the Agbaou royalty ($15.5 million), the Stawell royalty ($16.6 million), the Johnson Camp Mine royalty ($5.5 million), the Prieska royalty ($3.5 million) and the Nueva Recuperada royalty ($2.2 million).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

4.	Reflects the Eastern Borosi royalty buy-down.
5.	Reflects impairment charges taken for the Renard stream ($8.5 million) and the Beaufor royalty ($6.8 million).

9. Debt

As at	March 31, 2024	December 31, 2023
Debt – beginning of year	$57,000	$—
Revolving Credit Facility drawdown	10,000	130,000
Repayments	(7,000)	(73,000)
Debt	$60,000	$57,000

Revolving Credit Facility

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (2023: 0.75% and 1.75% per annum) depending upon the Company’s leverage ratio; or
●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2023: 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at March 31, 2024, $60.0 million of the Credit Facility was drawn down (December 31, 2023: $57.0 million). Finance costs, net for the three months ended March 31, 2024 were $1.3 million (2023: $1.3 million), including interest charges and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at March 31, 2024, all such ratios and requirements were met.

10. Operating expenses by nature1

For the three months ended	March 31, 2024	March 31, 2023
Employee costs[2,3]	$4,568	$3,943
Office, insurance and other expenses	1,241	1,162
Professional services[3]	413	2,048
Amortization	90	93
Total operating expenses	$6,312	$7,246

1.Includes general administration costs and business development costs.

2.Includes share-based compensation expense of $1.9 million (2023: $1.6 million).

3.Certain costs have been presented within business development costs due to their nature.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

11. Earnings per share – basic and diluted

	For the three months ended March 31
	2024		2023
	Basic	Diluted	Basic	Diluted
Net earnings	$17,424	$17,424	$16,534	$16,534
Weighted average shares outstanding	201,140,642	201,180,685	191,778,186	192,405,036
Earnings per share	$0.09	$0.09	$0.09	$0.09

12. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At March 31, 2024, the share capital comprised 201,120,593 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2022	155,685,593	$1,250,194
Issuance of shares pursuant to the Maverix acquisition	45,097,390	491,111
Exercise of stock options	256,799	442
Issuance of shares upon exercise of warrants[1]	1,800,000	24,336
Normal course issuer bid purchase of common shares and ASPP	(1,485,820)	(16,903)
Balance at December 31, 2023	201,353,962	$1,749,180
Exercise of stock options	49,731	292
Normal course issuer bid purchase of common shares and ASPP	(283,100)	(2,866)
Balance at March 31, 2024	201,120,593	$1,746,606
1.	On April 12, 2023, the holder of 1,800,000 Triple Flag share warrants, exercised the warrants and acquired 1,800,000 Triple Flag shares at an exercise price of $9.11 per share.

In November 2023, Triple Flag received approval from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 10,078,488 (2022 NCIB: 2,000,000) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2024. Daily purchases will be limited to 26,350 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2023 to October 31, 2023, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the three months ended March 31, 2024, the Company purchased 283,100 of its common shares under the NCIB for $3.6 million (2023: $2.6 million), of which $2.5 million (2023: $1.5 million) was share capital. Under our current NCIB, Triple Flag may purchase a remaining 9,623,788 common shares out of the authorized total of 10,078,488.

In connection with the NCIB, the Company established an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (December 2023: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Dividends

In the three months ended March 31, 2024, we declared and paid dividends in United States dollars totaling $10.6 million (2023: $10.0 million), which equates to an average dividend per share of $0.0525 (2023: $0.05). For the three months ended March 31, 2024, and the year ended December 31, 2023, no shares were issued from treasury for participation in the Distribution Reinvestment Plan.

13. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses), investments and loans receivable, amounts payable and other liabilities, lease obligations and debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding sales taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $19.0 million as at March 31, 2024 (December 31, 2023: $12.3 million) and loans receivable at a carrying value of $28.4 million (December 31, 2023: $28.0 million).

The expected credit loss for the loans receivable is measured based on the general approach. Triple Flag recorded a provision for expected credit loss against its loans receivable of $6.9 million in the condensed interim consolidated statement of income for the three months ended March 31, 2024 (2023: nil), resulting in a total provision for expected credit loss as at March 31, 2024 of $16.6 million (December 31, 2023: $9.7 million). The expected credit loss was estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding sales taxes and prepaid expenses), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities, and debt approximates their fair value. Financial assets and financial liabilities as at March 31, 2024 and December 31, 2023 were as follows:

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

		Financial assets	Financial liabilities
As at March 31, 2024	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$29,361	$—
Amounts receivable (excluding sales taxes and prepaid expenses)	—	18,996	—
Investments and prepaid gold interests	52,330	—	—
Loans receivable	—	28,361	—
Amounts payable and other liabilities	—	—	14,574
Debt	—	—	60,000
Total	$52,330	$76,718	$74,574

		Financial assets	Financial liabilities
As at December 31, 2023	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$17,379	$—
Amounts receivable (excluding sales taxes and prepaid expenses)	—	12,307	—
Investments and prepaid gold interests	46,496	—	—
Loans receivable	—	27,976	—
Amounts payable and other liabilities	—	—	15,666
Debt	—	—	57,000
Total	$46,496	$57,662	$72,666

14. Revenue

Revenue is comprised of the following:

For the three months ended March 31	2024	2023
Revenue from contracts with customers
Streaming and related interests
Gold	$20,336	$18,294
Silver	19,167	20,844
Other	—	2,135
Royalty Interests	16,653	8,951
Revenue – other	1,372	45
Total revenues	$57,528	$50,269

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and royalty interest revenues were mainly earned from the following mineral interests:

For the three months ended March 31	2024	2023
Revenue from contracts with customers
Streaming and related interests
Cerro Lindo	$13,628	$13,975
Northparkes	13,009	5,189
Impala Bafokeng	3,181	2,874
Altan Tsagaan Ovoo	2,849	6,110
Auramet	2,608	2,460
Buriticá	2,015	2,793
La Colorada	1,137	1,266
Moss	1,076	2,993
Other	—	3,613
	$39,503	$41,273
Royalty Interests
Kensington	$4,606	$—
Beta Hunt	2,513	1,835
Fosterville	2,176	1,682
Camino Rojo	1,357	989
Young-Davidson	1,349	1,186
Dargues	1,099	389
Florida Canyon	928	463
Stawell	789	236
Agbaou	679	—
Other	1,157	2,216
	$16,653	$8,996
Revenue from contracts with customers	$56,156	$50,269
Revenue – other	$1,372	$-
Total revenues	$57,528	$50,269

15. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals acquired from streams and royalties is determined by the location of the mining operations giving rise to the stream or royalty interest.

For the three months ended March 31, 2024 and 2023, stream and royalty interest revenues were mainly earned from the following jurisdictions:

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Revenue by geography

For the three months ended March 31	2024	2023
Australia[1]	$19,871	$10,081
Peru[2]	13,843	14,124
United States[3]	10,591	5,961
South Africa[4]	3,181	2,874
Mongolia[4]	2,849	6,110
Mexico[6]	2,743	2,928
Colombia[4]	2,015	2,793
Canada[5]	1,755	3,722
Other[7]	680	1,676
Total revenues	$57,528	$50,269
1.	Includes revenue from streams for the three months ended March 31, 2024 of $13.0 million (2023: $5.2 million) and revenues from royalties for the three months ended March 31, 2024 of $6.9 million (2023: $4.9 million).
2.	Includes revenue from streams for the three months ended March 31, 2024 of $13.6 million (2023: $14.0 million) and revenues from royalties for the three months ended March 31, 2024 of $0.2 million (2023: $0.1 million).
3.	Includes revenue from streams and related interests for the three months ended March 31, 2024 of $3.7 million (2023: $5.4 million) and revenues from royalties for the three months ended March 31, 2024 of $5.6 million (2023: $0.5 million) and other revenue of $1.3 million (2023: $nil).
4.	All revenue from streams.
5.	Includes revenue from streams for the three months ended March 31, 2024 of $nil (2023: $2.1 million), revenues from royalties for the three months ended March 31, 2024 of $1.8 million (2023: $1.6 million).
6.	Includes revenue from streams for the three months ended March 31, 2024 of $1.1 million (2023: $1.3 million) and revenues from royalties for the three months ended March 31, 2024 of $1.6 million (2023: $1.7 million).
7.	Includes royalty revenue from Chile, Cote d’Ivoire and Honduras.

16. Change in working capital

As at March 31	2024	2023
(Increase) decrease in amounts receivable and other assets	$(6,481)	$1,751
Decrease (increase) in inventory	323	(64)
Decrease in amounts payable and other liabilities	(324)	(182)
Change in working capital	$(6,482)	$1,505